Exhibit 99.1

Box Ships Inc.

Box Ships Inc. Announces Results of Annual Meeting of Shareholders

The Company to Reconvene Meeting on July 14th for Shareholders to Act on Outstanding Proposal

ATHENS, Greece, June 23, 2017 – Box Ships Inc. (the “Company”) reconvened its 2017 Annual Meeting of Shareholders (the “Annual Meeting”), in Voula, Greece, pursuant to a Notice of Annual Meeting of Shareholders dated April 19, 2017, which Annual Meeting was originally called to order on May 31, 2017 and adjourned.

At the Annual Meeting, the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around April 21, 2017, were approved and adopted:

1.	To elect one Class B Director and one Class C Director of the Company to serve until the 2020 Annual Meeting of Shareholders; and
2.	To consider and vote upon a proposal to ratify the appointment of Deloitte Certified Public-Accountants S.A., as our independent registered public accounting firm for the fiscal year ending December 31, 2017.

The Company adjourned the Annual Meeting without taking action on proposal 3, which was related to the approval of discretionary authority to the Company’s board of directors to amend the Company’s Articles of Incorporation to effect a reverse stock split. The decision to adjourn the meeting was made to provide additional time for shareholders to vote on this proposal. As of June 22, 2017, there were approximately 47% of all issued and outstanding shares voting in favor of proposal 3, and approximately 17% of shares have not yet cast a vote on the proposal. Because the proposal requires the affirmative vote of a majority of the outstanding shares of the Company's common stock, and given that a majority of shareholders who have already voted have voted to approve this proposal, the Company determined that it would be appropriate to adjourn the Annual Meeting in order to solicit additional votes on the proposal to grant discretionary authority to the board to effect a reverse stock split.

The Company encourages all shareholders to read the proxy statement dated April 19, 2017 and to submit a proxy indicating their vote on proposal 3 prior to the reconvened meeting. The record date for shareholders entitled to vote remains April 10, 2017. Shareholders who need proxy materials are encouraged to contact Alliance Advisors, the Company’s proxy solicitor, at (877) 777-8133. Valid proxies submitted by the Company's shareholders prior to the June 23, 2017 meeting will continue to be valid for purposes of the reconvened meeting.

The Annual Meeting will reconvene at the premises of the Company at 15 Karamanli Ave. 166 73 Voula, Greece, on July 14, 2017, at 2:00 p.m. local time.

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers and the provision of commercial management services to shipping companies. The Company's common and preferred shares trade on OTCQB Venture Market and Other OTC Markets under the symbols “TEUFF” and “TEUCF”, respectively.

Forward-Looking Statements

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others. These forward-looking statements are based on Box Ships' current expectations and actual results could differ materially. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. Box Ships does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in the Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2017, and future periodic reports filed with the SEC on or after the date hereof. All of Box Ships' forward-looking statements are expressly qualified by all such risk factors and other cautionary statements. The information set forth herein speaks only as of the date hereof.

Contacts

Box Ships Inc.

ir@box-ships.com

DresnerAllenCaron

Michael Mason (Investors)

mmason@dresnerallencaron.com

(212) 691-8087